# MISAA, LLC

Financial Statements and Report

December 31, 2023

# <u>Table of Contents</u>



# Independent Accountant's Review Report

To Management of:
MISAA, LLC

We have reviewed the accompanying financial statements of MISAA, LLC (the company), which comprise the balance sheet as of December 31, 2023, and the related statements of income, owners' equity, and cash flows for the period (since inception on July 24, 2023) then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

*We are required to be independent of MISAA, LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.*

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Substantial Doubt About the Company's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the financial statements, the company has yet to receive financing or begin operations and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

*Tesseract Advisory Group LLC*

_____
Tesseract Advisory Group, LLC

OWINGS MILLS, MD
March 22, 2024

**MISAA, LLC**

Balance Sheet (Unaudited)

As of December 31, 2023

| | | |
|---|---|---|
| Assets | | - |
| Cash and cash equivalents | $ | - |
| **Total Current Assets** | | - |
| **Total Assets** | | - |
| Liabilities & Owners' Equity | | - |
| Liabilities | | - |
| Accounts payable and accrued expenses | | - |
| **Total Current Liabilities** | | - |
| **Total Liabilities** | | - |
| Owners' Equity | | - |
| **Total Owners' Equity** | | - |
| **Total Liabilities & Owners' Equity** | $ | - |



See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

## MISAA, LLC
Statement of Income (Unaudited)

For the period (since inception on July 24, 2023) ended December 31, 2023

|  |  | **2023** |
|---|---|---:|
| Operating Expenses |  | - |
|   Salaries and wages | $ | - |
| **Total Operating Expenses** |  | - |
| **Net Income (Loss)** | $ | - |

# MISAA, LLC
## Statement of Owners' Equity (Unaudited)
### For the period (since inception on July 24, 2023) ended December 31, 2023

|  | Common Stock | Total Owners' Equity |
|---|---|---|
| Balance at July 24, 2023 | - | - |
| Net income (loss) | - | - |
| **Balance at December 31, 2023** | $ - | $ - |

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

# MISAA, LLC
## Statement of Cash Flows (Unaudited)
### For the period (since inception on July 24, 2023) ended December 31, 2023

| | | 2023 |
|---|---|---|
| **Cash Flows** | | |
| **Cash Flows From Operating Activities** | | |
| Net income (loss) | | - |
| **(Increase) decrease in operating assets, net of effects of businesses acquired** | | |
| Accounts receivable | | - |
| **Net Cash Provided by (Used in) Operating Activities** | $ | - |
| **Cash Flows from Investing Activities** | | |
| Purchase of property, plant, and equipment | | - |
| **Net Cash Provided by (Used in) Investing Activities** | | - |
| **Cash Flows from Financing Activities** | | |
| Proceeds from issuance of members' equity | | - |
| **Net Cash Provided by (Used in) Financing Activities** | | - |
| **Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash** | | - |
| Cash, cash equivalents, and restricted cash at beginning of year | | - |
| **Cash, Cash Equivalents, and Restricted Cash at End of Year** | $ | - |

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

# Notes to the Financial Statements

**MISAA, LLC**
Notes to the Financial Statements
For the period (since inception on July 24, 2023) ended December 31, 2023

## 1. Summary of significant accounting policies

### a. Nature of operations

The MISAA, LLC (the Company) mission is to use our knowledge and experience to improve the health and well-being of the transplant community around the world. We have created an in vitro diagnostic (fingerstick) test to quantify Tacrolimus and other biomarkers in the blood. MISAA starts off operations with a fully-staffed development laboratory, a robust portfolio of IP and a fully-developed POC product, all created over four years under government-sponsored research grants. The scientists continue to refine the science and MISAA has begun the FDA approval process. MISAA's parent, IOS, has provided management and funding to date. Credible animal and human clinical studies have produced data that shows results which correlate with the "gold standard" laboratory tests used in the industry. The gold standard test now in use world-wide takes over 10 hours to obtain test results, while the MISAA test is complete in 20 minutes. FDA Pre-submission activities are underway. There are risks involved with the FDA approval process, and MISAA will depend on other companies for readers, supplies, and product distribution.

The Company was organized as a Limited Liability Company in the State of California on July 24, 2023.

### b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting. The financial statements cover the period from incorporation on July 24, 2023 through December 31, 2023.

### c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

### d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The Company does not have any assets or liabilities that require fair value measurements.

**e. Income taxes**

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

**f. Comprehensive income**

The Company does not have any comprehensive income items other than net income.

**2. Going concern**

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has yet to be capitalized or begin operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

**3. Commitments and contingencies**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

**4. Subsequent events**

Management evaluated all activity of the Company through March 22, 2024 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.